LIMITED LIABILITY COMPANY AGREEMENT

among

FREAKIN FITNESS, LLC

and

THE MEMBERS NAMED HEREIN

dated as of

June 3, 2022

OPERATING AGREEMENT

This Limited Liability Company Agreement of Freakin Fitness, LLC, a Florida limited liability company (the "**Company**"), is entered into as of May ___, 2022 by and among the Company, the Members executing this Agreement as of the date hereof (collectively, the "**Initial Members**"), and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

RECITALS

WHEREAS the Company was formed under the laws of the State of Florida by the filing of Articles of Organization with the Secretary of State of the State of Florida (the "**Secretary of State**") on November 18, 2010 (the "**Articles of Organization** ");

WHEREAS the Original Members desire to amend and restate the Company's Operating Agreement in its entirety as set forth herein for the purposes of, and on the terms and conditions set forth in, this Agreement; and

WHEREAS the Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE ONE
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Acceptance Notice**" has the meaning set forth in Section 9.01(c).

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

i. crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i); and

ii. debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (a) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such Fiscal Year and all prior Fiscal Years, and (b) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Operating Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay his, her, or its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment, or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Manager**" has the meaning set forth in Section 8.01.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii) the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

provided, that an adjustment pursuant to clauses (i), (ii), or (iii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant

to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business**" means the business of the Company.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Business Opportunity**" has the meaning set forth in Section 8.07(b).

"**Capital Account**" has the meaning set forth in Section 5.03.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Articles of Organization**" has the meaning set forth in the Recitals.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization, or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the Manager (or its equivalent) of the resulting entity or its parent company).

"**Code**" means the Internal Revenue Code of 1986.

"**Common Capital Value**" means, for any holder of Common Units at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such holder's Common Units as set forth on Schedule A.

"**Common Member**" means a Member that holds Common Units.

"**Common Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Common Units" in this Agreement.

"**Common Unreturned Capital Value**" means, for any Common Unit at any time, the amount of the Common Capital Value for such Common Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Common Unit pursuant to Section 7.02(c) prior to such time.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 7.04(c).

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Company Subsidiary**" means a Subsidiary of the Company.

"**Confidential Information**" has the meaning set forth in Section 14.01.

"**Covered Person**" has the meaning set forth in Section 13.01(a).

"**Designated Individual**" has the meaning set forth in Section 11.02(a).

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; or (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Drag-Along Member**" has the meaning set forth in Section 10.04(a).

"**Drag-Along Notice**" has the meaning set forth in Section 10.04(c).

"**Drag-Along Sale**" has the meaning set forth in Section 10.04(a).

"**Dragging Member**" has the meaning set forth in Section 10.04(a).

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate,

the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as in the reasonable business judgment of the Manager are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Excess Amount**" has the meaning set forth in Section 7.03(c).

"**Exercise Period**" has the meaning set forth in Section 9.01(c).

"**Exercising Member**" has the meaning set forth in Section 9.01(d).

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's-length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"**Family Members**" has the meaning set forth in Section 10.02(b).

"**Financing Document**" means any credit agreement, guarantee, financing, or security agreement, or other agreements or instruments governing indebtedness of the Company or any of the Company Subsidiaries.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**RLLCA**" means the Florida Revised Limited Liability Company Act, FL Stat. sec. 605.0101 (2013), *et seq.*

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable; or (b) with respect to any specified type, class, or series of Units, all issued and outstanding Units designated as such type, class, or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Initial Member**" has the meaning set forth in the Preamble.

"**Issuance Notice**" has the meaning set forth in Section 9.01(b).

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Liquidator**" has the meaning set forth in Section 12.03(a).

"**Losses**" has the meaning set forth in Section 13.03(a).

"**Manager**" has the meaning set forth in Section 8.01.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Member**" means (a) each Initial Member; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the RLLCA, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the RLLCA) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.01.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type, class, or series of Unit or Units held by such Member), as applicable, to (a) such Member's Distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company; (b) such Member's Distributive share of the assets of the Company;

(c) vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement; and (d) any and all other benefits to which such Member may be entitled as provided in this Agreement or the RLLCA.

"**Misallocated Item**" has the meaning set forth in Section 6.05.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain, or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**New Interests**" has the meaning set forth in Section 3.04.

"**New Securities**" has the meaning set forth in Section 9.01(a).

"**Non-Exercising Member**" has the meaning set forth in Section 9.01(d).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Units**" has the meaning set forth in Section 10.03(a).

"**Offering Member**" has the meaning set forth in Section 10.03(a).

"**Offering Member Notice**" has the meaning set forth in Section 10.03(b)(i).

"**Over-Allotment Exercise Period**" has the meaning set forth in Section 9.01(d).

"**Over-Allotment Notice**" has the meaning set forth in Section 9.01(d).

"**Participation Units**" has the meaning set forth in Section 10.05(c)(i).

"**Percentage Interest**" means, for any Member (treating the Preferred Units and Common Units as one class of Units), the number of Units on a Fully Diluted Basis held by such Member divided by the total number of outstanding Units owned by all Members on a Fully Diluted Basis, expressed as a percentage.

"**Permitted Transfer**" means a Transfer of Preferred Units or Common Units carried out pursuant to Section 10.02. "**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Preferred Capital Value**" means, for any Preferred Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Preferred Unit.

"**Preferred Member**" means a Member holding Preferred Units.

"**Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Preferred Units" in this Agreement.

"**Preferred Unreturned Capital Value**" means, for any Preferred Unit at any time, the amount of the Preferred Capital Value for such Preferred Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to Section 7.02(b) prior to such time.

"**Proposed Transferee**" has the meaning set forth in Section 10.05(a).

"**Pro Rata Portion**" means, with respect to any Member, on any issuance date for New Securities, the number of New Securities equal to the product of (a) the total number of New Securities

to be issued by the Company on such date and (b) such Member's Percentage Interest on such date immediately prior to such issuance.

"**Prospective Purchaser**" has the meaning set forth in Section 9.01(b).

"**Public Offering**" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"**Purchasing Member**" has the meaning set forth in Section 10.03(c)(i).

"**Quarterly Estimated Tax Amount**" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"**Regulatory Allocations**" has the meaning set forth in Section 6.02(d).

"**Related-Party Agreement**" means any agreement, arrangement, transaction, or understanding between the Company or any Company Subsidiary and any Member or any of his, her, or its Affiliates.

"**Representative**" means, with respect to any Person, any and all directors, managers, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 11.02(a)/Section 11.02(c).

"**ROFR Notice Period**" has the meaning set forth in Section 10.03(c)(i).

"**ROFR Offer Notice**" has the meaning set forth in Section 10.03(c)(i).

"**ROFR Rightsholders**" has the meaning set forth in Section 10.03(a).

"**Sale Notice**" has the meaning set forth in Section 10.05(c).

"**Secretary of State**" has the meaning set forth in the Recitals.

"**Securities Act**" means the Securities Act of 1933.

"**Selling Member**" has the meaning set forth in Section 10.05(a).

"**Shortfall Amount**" has the meaning set forth in Section 7.03(b).

"**Spousal Consent**" has the meaning set forth in Section 14.19.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Member.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tag-Along Member**" has the meaning set forth in Section 10.05(a).

"**Tag-Along Notice**" has the meaning set forth in Section 10.05(d)(ii).

"**Tag-Along Period**" has the meaning set forth in Section 10.05(d)(ii).

"**Tag-Along Portion**" has the meaning set forth in Section 10.05(d)(i).

"**Tag-Along Sale**" has the meaning set forth in Section 10.05(a).

"**Tax Advance**" has the meaning set forth in Section 7.03(a).

"**Tax Matters Representative**" has the meaning set forth in Section 11.02(a).

"**Taxing Authority**" has the meaning set forth in Section 7.04(b).

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not, directly, or indirectly, own or have the right to acquire any outstanding Units or Unit Equivalents; or (b) is not an Affiliate or Family Member of any Person who, directly or indirectly, owns or has the right to acquire any Units or Unit Equivalents.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in Section 6.05.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types, classes, and series of Units, including the Preferred Units and the Common Units; *provided*, that any type, class, or series of Unit shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement with respect to such type, class, or series of

Unit and the Membership Interests represented by such type, class, or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations, and rights.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable, or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

"**Voting Members**" has the meaning set forth in Section 4.06(b).

"**Voting Units**" has the meaning set forth in Section 4.06(a).

"**Withholding Advances**" has the meaning set forth in Section 7.04(b).

Section 1.02. Interpretation. For purposes of this Agreement, (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE TWO
ORGANIZATION

Section 2.01 Formation.

(a) The Company was formed on November 18, 2010, pursuant to the provisions of the RLLCA, upon the filing of the Articles of Organization with the Florida Secretary of State.

(b) This Agreement shall constitute the "limited liability company agreement" (as that term is used in the RLLCA) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the RLLCA and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the RLLCA in the absence of such provision, this Agreement shall, to the extent permitted by the RLLCA, control.

Section 2.02 Name. The name of the Company is "Freakin Fitness, LLC" or such other name or names as the Manager may from time to time designate and file with the Secretary of State in accordance with the RLLCA; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

Section 2.03 Principal Office. The principal office of the Company is located at 200 S.W. 172nd Ave, Pembroke Pines, FL 33029, or such other place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 2.04 Registered Office; Registered Agent.

The registered office of the Company shall be the office of the initial registered agent named in the Articles of Organization, amended from time to time, or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the RLLCA and Applicable Law.

The registered agent for service of process on the Company in the State of Florida shall be the initial registered agent named in the Articles of Organization or such other Person or Persons as the Manager may designate from time to time in the manner provided by the RLLCA and Applicable Law.

Section 2.05 Purpose; Powers.

The purpose of the Company is to engage in (i) the operation of one or more gym locations, management of fitness events, and franchise operations (the "**Business**"), (ii) any and all such activities as may, subject to the provisions of Section 4.05(b) as applicable, be determined by the Manager, to the extent that the same may be lawfully exercised by limited liability companies under the RLLCA, and (iii) any and all lawful activities necessary or incidental thereto.

The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the RLLCA.

Section 2.06 Term. The term of the Company commenced on the date the Articles of Organization were filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state, and local income tax purposes, and, to the extent

permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member, Manager, or Officer of the Company shall be a partner or joint venturer of any other Member, Manager, or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.07.

ARTICLE THREE
UNITS

Section 3.01 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class, or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses, and the amount and type, class, or series of Units held by them (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

Section 3.02 Authorization and Issuance of Preferred Units. The Company is hereby authorized to issue up to 20,000 Units designated as Preferred Units. As of the date hereof 2,167 Preferred Units are issued and outstanding to the Preferred Members in the amounts set forth on the Members Schedule opposite each such Preferred Member's name.

Section 3.03 Authorization and Issuance of Common Units. The Company is hereby authorized to issue up to 80,000 Units designated as Common Units. As of the date hereof, 80,000 Common Units are issued and outstanding to the Common Members in the amounts set forth on the Members Schedule opposite each such Common Member's name.

Section 3.04 Other Issuances. In addition to the Preferred Units and Common Units authorized on the date hereof pursuant to Section 3.02 and Section 3.03, the Company is hereby authorized, subject to compliance with the provisions of Section 4.05(b), Section 9.01, and Section 10.01(b), as applicable, to authorize and issue or sell to any Person, for consideration and on other terms and conditions determined by the Manager, any of the following (collectively, "**New Interests**"): (a) any new type, class, or series of Units not otherwise authorized in this Agreement, including Units designated as classes or series of the Preferred Units or Common Units with different rights, privileges, or preferences; and (b) Unit Equivalents. The Manager is hereby authorized to amend this Agreement to reflect any such issuance and to fix the relative privileges, preferences, duties, liabilities, obligations, and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to

Distributions, in liquidation, or otherwise) over any other Units, and any contributions required in connection therewith.

Section 3.05 Certification of Units.

(a) The Manager in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Members.

(b) In the event that the Manager shall issue certificates representing Units in accordance with Section 3.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN LIMITED LIABILITY COMPANY OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY OPERATING AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE FOUR
MEMBERS

Section 4.01 Admission of New Members.

(a) New Members may be admitted from time to time in connection with (i) an issuance of Units by the Company in accordance with the provisions of this Agreement, subject to compliance with the provisions of Section 4.05(b), Section 9.01, and Section 10.01(b), as applicable, and (ii) a Transfer of Units, subject to compliance with the provisions of ARTICLE X, and in either case, following compliance with the provisions of Section 4.01(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of

Units (including a Permitted Transfer), such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions as may be deemed necessary or appropriate by the Manager, including, if applicable, the receipt by the Company of payment for the issuance of the applicable Units and the delivery of any certificate representing the Transferred Units, duly endorsed to the Transferee to which the Transferred Units are to be Transferred, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her, or its Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.03.

Section 4.02 Representations and Warranties of Members. By execution and delivery of this Agreement or a Joinder Agreement, as applicable, each of the Members, whether admitted as of the date hereof or pursuant to Section 4.01, represents and warrants to the Company and acknowledges that:

(a) The Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering, and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b) Such Member's Units are being acquired for such Member's own account solely for investment and not with a view to resale or distribution thereof;

(c) Such Member has been advised to obtain independent counsel to advise him, her, or it individually in connection with the drafting, preparation, negotiation, and/or review of this Agreement and, if applicable, the Joinder Agreement. Such Member has conducted such Member's own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries and such Member acknowledges that he, she, or it has been provided adequate access to the personnel, properties, premises, and records of the Company and the Company Subsidiaries for such purpose;

(d) The determination of such Member to acquire Units has been made by such units Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries that may have been made or given by any other Member or the Company or by any of their Affiliates or Representatives;

(e) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(f) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(g) The execution, delivery, and performance of this Agreement or the Joinder Agreement by such Member (i) if it is an entity, have been duly authorized by all requisite entity action on the part of such Member and do not require such Member to obtain any consent or approval that has not been duly obtained; and (ii) do not contravene in any material respect or result in a default under (A) any provision of any law or regulation applicable to such Member; (B) if such Member is an entity, its governing documents; or (C) any agreement or instrument to which such Member is a party or by which such Member is bound; and

(h) This Agreement is valid, binding, and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity).

Section 4.03 No Personal Liability. Except as otherwise provided in the RLLCA, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 4.04 No Withdrawal. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

Section 4.05 Voting.

(a) Except as otherwise provided by this Agreement (including Section 4.05(b), and Section 14.10) or as otherwise required by the RLLCA 605.04073 or Applicable Law:

(i) each Member shall be entitled to one vote per Common Unit on all matters upon which the Members have the right to vote under this Agreement; and

(ii) the Preferred Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

Section 4.06 Meetings.

(a) As used herein, the term "**Voting Units**" shall mean:

(i) the Common Units, for purposes of calling or holding any meeting of the Members holding Common Units, providing notice of such a meeting, forming a quorum for such a meeting, or

taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business not described in Section 4.05(b); and

(ii) the Preferred Units, for purposes of calling or holding any meeting of the Members holding Preferred Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business regarding action to be taken by the Preferred Members under this Agreement.

(b) Meetings of the Members may be called by (i) the Manager or (ii) by a Member or group of Members holding more than fifty 50% of the Common Units. Only Members who hold the relevant Voting Units ("**Voting Members**") shall have the right to attend meetings of the Members.

(i) Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(ii) Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(iii) On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(iv) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members holding Common Units and Voting Members holding Preferred Units; *provided*, that the appropriate Voting Members shall have been notified of the meeting in accordance with Section 4.06(c); and *provided, further*, that, notwithstanding anything herein to the contrary, any Voting Member holding the appropriate Voting Units shall have the right to request removal from the meeting of any Voting Member holding only Preferred Units or only Common Units prior to any discussion of business at the meeting for which such Units do not have a vote pursuant to the provisions of this Agreement. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.07 Quorum; Required Vote. A quorum of any meeting of the Voting Members shall require the presence in person or by proxy of Members holding a majority of the applicable Voting Units held by all Members. Subject to Section 4.08, no action at any meeting may be taken by the Members unless the applicable quorum is present. Subject to Section 4.08, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the applicable Voting Units held by all Members; *provided* that, if a greater percentage of the applicable Voting Units is required under this Agreement or by Applicable Law to take such action, then the affirmative vote of Members holding such greater percentage of the applicable Voting Units shall be required.

Section 4.08 Action Without Meeting. Notwithstanding the provisions of Section 4.06 and Section 4.07, any matter that is to be voted on, consented to, or approved by Voting Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action were present and voted. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 4.09 Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the RLLCA. Except as otherwise specifically provided by this Agreement or required by the RLLCA, no Member, in his, her, or its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.10 Other Activities of Members; Business Opportunities. Each Member and such Member's Affiliates may, subject to performing any of his, her, or its obligations set out in this Agreement or in any other agreement to which such Member or Affiliate is a party with the Company, engage in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the Business; *provided* that such Member or Affiliate does not engage in such activity, venture, or business as a result of or using Confidential Information. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to any other Member for any profits or income earned or derived from such other activities, ventures, or businesses. None of the Members or any of their Affiliates shall be obligated to inform the Company or the other Members of any investment or business opportunity of any type or description.

Section 4.11 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE FIVE
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.01 Initial Capital Contributions. Each Initial Member owning Preferred Units or Common Units has made the Capital Contribution giving rise to such Initial Member's initial Capital Account and is deemed to own the number and class of Units, in each case in the amounts set forth opposite such Initial Member's name on the Members Schedule as in effect on the date hereof.

Section 5.02 Additional Capital Contributions.

(a) No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the approval of the Manager, subject to the applicable provisions of Section 4.05(b), and in connection with an issuance of Units made in compliance with this Agreement.

(b) No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 5.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE VI; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to ARTICLE VII and Section 12.03(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE VI; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.04 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor

to the extent it relates to the Transferred Units and, subject to Section 6.04, shall receive allocations and Distributions pursuant to ARTICLE VI, ARTICLE VII, and ARTICLE XII in respect of such Units. Any reference in this Agreement to a Distribution to a Person shall include any Distributions made to a former or Transferor Member in respect of Units Transferred to such Person.

Section 5.05 Negative Capital Accounts. In the event that any Member shall have a deficit balance in such Member's Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.06 No Withdrawal. No Member shall be entitled to withdraw any part of such Member's Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to such Member's Capital Contributions or Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Section 5.07 Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.03(a)(iii), if applicable.

Section 5.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

ARTICLE SIX
ALLOCATIONS

Section 6.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.02, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to Section 12.03(c) if the Company were dissolved, its affairs wound up, and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the

Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 12.03(c), to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 6.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.02(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 6.02(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 6.03 Tax Allocations.

(a) Subject to Section 6.03(b) through Section 6.03(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) The Company shall make allocations pursuant to this Section 6.03 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f) Allocations pursuant to this Section 6.03 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions, or other items pursuant to any provisions of this Agreement.

Section 6.04 Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of ARTICLE X, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.05 Curative Allocations. In the event that the Manager determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, or deduction is not specified in this ARTICLE VI (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss, or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section

1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Manager may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided, further*, that no such allocation shall have any material effect on the amounts Distributable to any Member, including the amounts to be Distributed upon the complete liquidation of the Company.

ARTICLE SEVEN

DISTRIBUTIONS

Section 7.01 General.

(a) Subject to Section 4.05(b), Section 7.01(b), Section 7.02, Section 7.03, and Section 7.05, the Manager shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution if such Distribution would violate § 605.0405 of the RLLCA or other Applicable Law.

Section 7.02 Priority of Distributions. After making all Distributions required for a given Fiscal Year under Section 7.03 (giving effect to Section 7.03(d)), and subject to the priority of Distributions pursuant to Section 12.03(c), if applicable, all Distributions determined to be made by the Manager shall be made to the Members holding Preferred Units and Common Units *pro rata* in proportion to their aggregate holdings of Preferred Units and Common Units treated as one class of Units.

Section 7.03 Tax Advances.

(a) Subject to the Manager's sole discretion to retain any amounts necessary to satisfy the Company's obligations, at least five (5) days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to Distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such Distribution, a "**Tax Advance**").

(b) If, at any time after the final Quarterly Estimated Tax Amount has been Distributed pursuant to Section 7.03(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a

"**Shortfall Amount**"), the Company shall use commercially reasonable efforts to Distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to Distribute Shortfall Amounts with respect to a Fiscal Year before the seventy-fifth (75th) day of the next succeeding Fiscal Year; *provided*, that if the Company has made Distributions other than pursuant to this Section 7.03, the Manager may apply such Distributions to reduce any Shortfall Amount.

(c) If the aggregate Tax Advances made to any Member pursuant to this Section 7.03 for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section 7.03, except to the extent taken into account as an advance pursuant to Section 7.03(d).

(d) Any Distributions made to a Member pursuant to this Section 7.03 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 7.02 and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to Section 7.02.

Section 7.04 Tax Withholding; Withholding Advances.

(a) If requested by the Manager, each Member shall, if able to do so, deliver to the Manager:

(i) an affidavit in form satisfactory to the Manager that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign, or other Applicable Law;

(ii) any certificate that the Manager may reasonably request with respect to any such laws; and/or

(iii) any other form or instrument reasonably requested by the Manager relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Manager the affidavit described in Section 7.04(a)(i), the Manager may withhold amounts from such Member in accordance with Section 7.04(b).

(b) The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Manager based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local, or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 and allocable to a Member as determined by the Manager) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.04(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Manager, shall be charged against the Member's Capital Account.

(c) Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Manager, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest, or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 7.04(d) and the obligations of a Member pursuant to Section 7.04(c) shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.04, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an over withholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

ARTICLE EIGHT

MANAGEMENT

Section 8.01 Management of the Company. The Company shall be manager-managed by the Manager. The Manager shall be selected by a majority vote of the Members holding Common Units. Subject to the provisions of Section 8.02 and except as otherwise provided by the RLLCA or this

Agreement, the Manager shall have full and complete discretion to manage and control the activities and affairs of the Company, to make all decisions affecting the activities and affairs of the Company, and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager.

Section 8.02 General Authority. Except as otherwise expressly provided in this Agreement, the Manager, on behalf of the Company and in furtherance of the business of the Company shall have the authority to perform all acts that the Company is authorized to perform including, but not limited to, the following:

(a) to acquire, hold (in the Company's name), maintain, manage, improve, develop, construct, operate, lease, sell, encumber, transfer, convey, exchange, refinance, or otherwise dispose of or deal with Company Assets, any part of them, or any related real or personal property, at such price and on such terms as the Management Committee deems in the best interests of the Company;

(b) to employ, on behalf of the Company, legal, financial, accounting and operating agents, counsel and assistance, as well as initial and nonrecurring professional evaluation, advice, and recommendations concerning and with respect to the operation, financing, and disposition of the Company and to employ Persons in the operation and management of the business of the Company including, but not limited to, supervisory and management agents, insurance brokers, and loan brokers, on such terms and for such compensation as the Management Committee shall determine;

(c) to open accounts and deposits and maintain funds in the name of the Company in banks or savings and loan associations; provided, however, that the Company's funds shall not be commingled with the funds of any other person and, further, to invest in short-term debt obligations (including obligations of federal and state governments and their agencies, commercial paper, and certificates of deposit of commercial banks, savings banks, or savings and loan associations) such funds as are temporarily not required for investment in the Company or distributions to the Members;

(d) to cause the Company to make or revoke any of the elections of the Code that are made at the membership level;

(e) to borrow money (and execute promissory notes) for initial or supplemental investment in the Company, and the payment of fees and expenses (including fees

payable to the Managers and his, her, or their Affiliated Persons) and, if security is required therefor, to mortgage or subject any Company Asset to any security device, to obtain replacements of any mortgage or other security device, to pledge or assign any Member's Membership Interest in the Company as collateral for any borrowing, and to prepay, in whole or in part, refinance, increase, modify, consolidate, or extend any note, any mortgage or other security device, all of the foregoing on such terms and in such amounts as the Management Committee, in its sole discretion, deem to be in the best interests of the Company;

(f) to execute, sign and deliver in furtherance of any or all of the purposes of the Company, any and all agreements, contracts, documents, certifications, subscriptions, and other instruments necessary or convenient in connection with the business of the Company, all of which may contain such terms, provisions, and conditions as the Management Committee, in its sole and absolute discretion, shall deem appropriate and to do any and all other acts or things necessary, proper, convenient, or advisable to effectuate and carry out the intent and purposes of the Company;

(g) to require in any Company contracts that the Managers shall not have any personal liability thereon but that the person or entity contracting with the Company is to look solely to the Company and its assets for satisfaction;

(h) to purchase Membership Units for any reason deemed appropriate by the Management Committee;

(i) to make and revoke any election permitted the Company by any taxing authority;

(j) to sell or otherwise dispose of in a single transaction all or substantially all of the Membership Interests in the Company; provided, however, any such act shall require the Majority-in-Interest consent of Class A Members and a Majority-in-Interest Consent of Class B Members;

(k) to pay or reimburse any and all actual fees, costs, and expenses incurred in the formation and organization of the Company;

(l) notwithstanding anything in this Agreement to the contrary, to amend this Agreement and the Company's articles of organization without the consent, approval or vote of any of the Members solely in order: (a) to reflect the reduction of the Capital Accounts upon the return of capital to Members; (b) to add to the representations, duties, or obligations of the Management Committee or surrender any right or power granted to the Management Committee; (c) to cure any ambiguity or to correct any provision in this Agreement that may be inconsistent with any other provision; and (d) to amend the provisions of ARTICLE VI relating to the allocations among Members if the allocations

provided therein are unlikely to be respected for federal income tax purposes in order to make them respected.

(m) to do all acts they deem necessary or appropriate for the protection and preservation of the Company Assets, including the establishment of reserves;

(n) to compromise, submit to arbitration, sue on, or defend all claims in favor of or against the Company;

(o) to engage in any kind of activity and to perform and carry out contracts of any kind necessary to, in connection with, or incidental to the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a partnership under the laws of each state in which the Company is formed or operating;

Section 8.03 Actions Requiring Approval of Members. Without the consent of the Members holding all of the Membership Interests, the Company, or the Manager, on behalf of the Company, shall not, and shall not enter into any commitment to :

(a) except as otherwise permitted in this Agreement or required by the RLLCA 605.04073(d), amend, modify, or waive any of the provisions of the Certificate of Organization;

(b) authorize and issue additional Membership Interests or any other Equity Securities or, except in connection with a Transfer of Membership Interests that complies with the applicable provisions of ARTICLE X of this Agreement, admit additional Members to the Company; or

(c) convert the Company into another type of business entity, **provided**, that any conversion in which any Member retains interest holder liability for the debts, obligations, and other liabilities that arise after the interest exchange becomes effective, shall also require the written consent of such Member.

Section 8.04 Officers. The Manager may appoint individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company, and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Manager.

Section 8.05 Compensation and Reimbursement of Manager. The Manager shall not be compensated for its services as the Manager, but the Company shall reimburse the Manager for all ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying

out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year.

Section 8.06 Removal; Resignation; Vacancies.

(a) Members holding 80% of the Membership Interests may remove or replace the Manager at any time, with or without cause.

(b) The Manager may resign at any time by giving 120 days' written notice to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Company's acceptance of a resignation shall not be necessary to make it effective.

(c) The removal or resignation of the Manager shall not constitute a dissociation of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If the Manager is removed or resigns, a meeting of Members to elect a successor must be called promptly and held as soon as reasonably possible.

(d) Any vacancy occurring in the office of Manager shall be filled by the affirmative vote of Members holding a majority of the outstanding Common Units. Amendments to the Articles of Organization to reflect a successor manager otherwise approved in accordance with this Agreement may be made by the successor Manager without the consent of the Members.

Section 8.07 No Personal Liability. Except as otherwise provided in the RLLCA, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Manager.

Section 8.08 Other Activities of Managers; Business Opportunities.

(a) Nothing contained in this Agreement shall prevent any Manager from engaging in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the Business; *provided* that such Manager does not engage in such activity, venture, or business as a result of or using Confidential Information. None of the Managers shall be obligated to account to the Company or to the Members for any profits or income earned or derived from such other activities, ventures, or businesses. None of the Managers shall be obligated to inform the Company or the Members of any business opportunity of any type or description.

(b) Notwithstanding any other provision of this Agreement, if a Manager is offered or discovers a business opportunity of the type and character that is within the scope of the Business (a "**Business Opportunity**"), he or she shall, prior to pursuing such Business Opportunity, offer to the Company the right to pursue such Business Opportunity for the benefit of the Company or its Subsidiary, regardless of whether such Manager believes the Company or any Company Subsidiary would be able (financially or otherwise) or willing to pursue such Business Opportunity. If the Company

has not determined to pursue or cause its Subsidiary to pursue such Business Opportunity within five (5) days after its presentation to the Company, the presenting Manager shall be free to pursue such Business Opportunity as such Manager shall determine in his or her sole discretion.

Section 8.09 No Personal Liability. Except as otherwise provided in the RLLCA, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company or the Company Subsidiaries, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE NINE
PREEMPTIVE RIGHTS

Section 9.01 Preemptive Right.

(a) Issuance of New Securities. The Company hereby grants each Member the right to purchase such Member's Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any party other than Units that are authorized for issuance on the date hereof. For purposes hereof, "**New Securities**" shall include any and all new issuances of Units (other than Units that are authorized for issuance on the date hereof) and any Unit Equivalents convertible into, or exchangeable or exercisable for, such Units, other than Units or Unit Equivalents issued or sold by the Company in connection with: (i) a grant to any existing or prospective Managers, Officers, employees, consultants, or other service providers to the Company or any Company Subsidiary pursuant to any profits interest or similar equity-based plan or other compensation agreement; (ii) the conversion or exchange of any Unit Equivalents into Units, or the exercise of any warrants or other rights to acquire Units; (iii) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties, or business of any Person; (iv) any merger, consolidation, or other business combination involving the Company or any Company Subsidiary and a Third Party Purchaser; (v) the commencement of any Public Offering of Units or other equity interests of the Company or a successor corporation; (vi) any subdivision of Units (by a split of Units or otherwise), payment of Distributions, or any similar recapitalization; (vii) any issuance to lenders or other financing sources that are Third Party Purchasers in an arm's-length transaction in which such lenders or other financing sources provide debt financing to the Company or any Company Subsidiary; (viii) a joint venture, strategic alliance, or other commercial relationship with a Third Party Purchaser (including Third Party Purchasers that are customers, suppliers, or strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; or (ix) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor that is a Third Party Purchaser the use of such office space or equipment for its business.

(b) Additional Issuance Notices. The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in Section 9.01(a) to the Members within five (5) Business Days following any meeting of the Manager at which any such issuance or sale is approved

and, if required, approval under Section 4.05(b). The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a "**Prospective Purchaser**") and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i) the number and description of the New Securities proposed to be issued and the percentage of the Company's Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each class or series of Units proposed to be issued) that such issuance would represent;

(ii) the proposed issuance date, which shall be at least twenty (20) Business Days from the date of the Issuance Notice;

(iii) the proposed purchase price per unit of the New Securities;

and

(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Manager's good-faith determination of the Fair Market Value thereof.

The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Members' holdings of Units in a manner that enables each Member to calculate his, her, or its Pro Rata Portion of any New Securities.

(c) Exercise of Preemptive Rights. Each Member shall for a period of ten (10) days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase all or any portion of his, her, or its Pro Rata Portion of any New Securities, at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**") specifying the number of New Securities he, she, or it desires to purchase. The delivery of an Acceptance Notice by a Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of such Preemptive Member's rights under this Section 9.01 with respect to the purchase of such New Securities, but shall not affect his, her, or its rights with respect to any future issuances or sales of New Securities.

(d) Over-Allotment. No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Member in writing of the number of New Securities that each Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-Allotment Notice**"). Each Member exercising his, her, or its rights to purchase such Member's Pro Rata Portion of the New Securities in full (an "**Exercising Member**") shall have a right of over-allotment such that if any other Member has failed to exercise his, her, or its right under this Section 9.01 to purchase such other Member's full Pro Rata Portion of the New Securities (each, a "**Non-Exercising Member**"), such Exercising Member may purchase his, her, or its Pro Rata Portion of

such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-Allotment Notice (the "**Over-Allotment Exercise Period**").

(e) Sales to the Prospective Purchaser. Following the expiration of the Exercise Period and, if applicable, the Over-Allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Members declined to exercise the preemptive right set forth in this Section 9.01 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); *provided*, that: (i) such issuance or sale is closed within twenty (20) days after the expiration of the Exercise Period and, if applicable, the Over-Allotment Exercise Period (subject to the extension of such twenty (20) day period for a reasonable time not to exceed forty (40) days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 9.01.

(f) Closing of the Issuance. The closing of any purchase by any Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 9.01, the Company shall deliver the New Securities free and clear of any Liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized and validly issued. The Company, in the discretion of the Manager pursuant to Section 3.05(a), may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including entering into such additional agreements as may be necessary or appropriate, as determined by the Manager.

ARTICLE TEN
TRANSFER

Section 10.01 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that such Member (or any Permitted Transferee of such Member) shall not Transfer any interest in all or any part of his, her, or its Units or Unit Equivalents except as permitted pursuant to Section 10.02 or in accordance with the procedures described in Section 10.03 through Section 10.05, as applicable. Notwithstanding the foregoing or

anything in this Agreement to the contrary, Transfers of Units or Unit Equivalents by a Preferred Member (or any Permitted Transferee of such Member) shall not be permitted prior to the One Year (1) anniversary of the date of this Agreement (after which time any such Transfer shall be subject to the restrictions in the first sentence of this Section 10.01(a)), except (i) pursuant to Section 10.02; (ii) when required of a Drag-Along Member pursuant to Section 10.04; or (iii) upon the exercise of a tag-along right by a Tag-Along Member pursuant to Section 10.05. No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b).

(b) Notwithstanding any other provision of this Agreement (including Section 10.02), prior to the consummation of a Qualified Public Offering, each Member agrees that he, she, or it will not, directly, or indirectly, Transfer any of such Member's Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be affected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Code Section 7704(b);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the RLLCA;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi) if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary;

(c) Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of Units or Unit Equivalents permitted by Section 10.02 or made in accordance with the procedures described in Section 10.03 through Section 10.05, as applicable, and purporting to be a sale, transfer, assignment, or other disposal of the entire Membership Interest represented by such Units or Unit Equivalents, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term "Membership Interest," shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 10.02 Permitted Transfers. The provisions of Section 10.01(a), Section 10.03, Section 10.04 (with respect to the Dragging Member only), and Section 10.05 shall not apply to any Transfer by any Member of any of his, her, or its Units or Unit Equivalents to any of the following:

(a) Any Affiliate of such Member;

(b) With respect to any Member that is a natural Person, to (i) such Member's Spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the Spouses of each such natural Person (collectively, "**Family Members**"), (ii) a trust under which the distribution of Units or Unit Equivalents may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his or her life, (iv) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries; or

(c) Pursuant to a Public Offering.

Section 10.03 Right of First Refusal.

(a) Offered Units. Subject to the terms and conditions specified in this Section 10.03, each Member shall have a right of first refusal if any other Member (the "**Offering Member**") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of such Offering Member's Units (the "**Offered Units**"). Each time the Offering Member receives an offer for a Transfer of all or any portion of his, her, or its Units, the Offering Member shall first make an offering of the Offered Units to the other Members (the "**ROFR Rightsholders**") in accordance with the following provisions of this Section 10.03 prior to Transferring such Offered Units (other than Transfers that (i) are permitted by Section 10.02, (ii) are proposed to be made by a Dragging Member or required to be made by a Drag-Along Member pursuant to Section 10.04, or (iii) are made by a Tag-Along Member upon the exercise of such Tag-Along Member's participation right pursuant to Section 10.05 after the ROFR Rightsholders have declined to exercise their rights in full under this Section 10.03).

(b) Offer Notice.

(i) The Offering Member shall, within five (5) Business Days of receipt of the Transfer offer, give written notice (the "**Offering Member Notice**") to the Company and the ROFR Rightsholders stating that he, she, or it has received a bona fide offer for a Transfer of such Offering Member's Units and specifying: (A) the amount of Offered Units to be Transferred by the Offering Member; (B) the name of the Person who has offered to purchase such Offered Units (including, to the extent known by the Offering Member after using commercially reasonable efforts to obtain such information, all parties that, directly or indirectly, hold interests in such Person, unless such Person is a publicly traded company); (C) the purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (D) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Member Notice.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the ROFR Rightsholders, which offer shall be irrevocable until the end of the ROFR Notice Period.

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFR Rightsholder that: (A) the Offering Member has full right, title, and interest in and to the Offered Units; (B) the Offering Member has all necessary power and authority and has taken all necessary action to sell such Offered Units as contemplated by this Section 10.03; and (C) the Offered Units are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(c) Exercise of the Rights of First Refusal.

(i) Upon receipt of the Offering Member Notice, each ROFR Rightsholder shall have ten (10) days (the "**ROFR Notice Period**") to elect to purchase all (but not less than all) of the Offered Units by delivering a written notice (a "**ROFR Offer Notice**") to the Offering Member and the Company stating that such ROFR Rightsholder offers to purchase such Offered Units on the terms specified in the Offering Member Notice. Any ROFR Offer Notice shall be binding upon delivery and irrevocable by the applicable ROFR Rightsholder. If more than one ROFR Rightsholder delivers a ROFR Offer Notice, each such ROFR Rightsholder (the "**Purchasing Member**") shall be allocated his, her, or its pro rata share (based on such ROFR Rightsholder's Percentage Interest) of the Offered Units, unless otherwise agreed by such Members.

(ii) Each ROFR Rightsholder who does not deliver a ROFR Offer Notice during the ROFR Notice Period shall be deemed to have waived all of such ROFR Rightsholder's rights to purchase the Offered Units under this Section 10.03, and the Offering Member shall thereafter, subject to the rights of any Purchasing Member and the provisions of Section 10.05, be free to sell the Offered Units to the purchaser stated in the Offering Member Notice without any further obligation to such ROFR Rightsholder pursuant to this Section 10.03.

(d) **Consummation of Sale.** If no ROFR Rightsholder delivers a ROFR Offer Notice in accordance with Section 10.03(c), then, provided the Offering Member has also complied with the provisions of Section 10.05, to the extent applicable, the Offering Member may, during the sixty (60) day period immediately following the expiration of the ROFR Notice Period (which period may be extended for a reasonable time not to exceed an additional ninety (90) days to the extent reasonably necessary to obtain any required approvals or consents from any Governmental Authority), Transfer all of the Offered Units to the purchaser stated in the Offering Member Notice on terms and conditions no more favorable to the purchaser than those set forth in the Offering Member Notice. Any Offered Units not Transferred within such time period following expiration of the ROFR Notice Period will be subject to the provisions of this Section 10.03 upon subsequent Transfer.

(e) **Cooperation.** Each Purchasing Member and the Offering Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 10.03, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate to effectuate such sale and purchase.

(f) **Closing.** At the closing of any sale and purchase pursuant to this Section 10.03, the Offering Member shall deliver to the Purchasing Member(s) a certificate or certificates representing the Offered Units to be sold (if certificated), accompanied by evidence of Transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefore from such Purchasing Member(s) by certified or official bank check or by wire transfer of immediately available funds.

Section 10.05 Drag-Along Rights.

(a) **Participation.** If one or more Members (together with their respective Permitted Transferees) holding no less than 50% of the Common Units and 50% of the Preferred Units (such Member or Members collectively, the "**Dragging Member**"), propose to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-Along Sale**"), the Dragging Member shall have the right, after delivering the Drag-Along Notice in accordance with Section 10.04(c) and subject to compliance with Section 10.04(d), to require that each other Member (each, a "**Drag-Along Member**") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-Along Sale) in the manner set forth in Section 10.04(b).

(b) **Sale of Units.** Subject to compliance with Section 10.04(d):

(i) If the Drag-Along Sale is structured as a sale resulting in a majority of the total Units of the Company being held by a Third Party Purchaser, then the Dragging Member and each Drag-Along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-Along Sale, the number of Units of such class or series equal to the product obtained by multiplying (A) the number of applicable Units that the Third Party Purchaser proposes to acquire by (B) a fraction (x) the numerator of which is equal to the number of applicable Units held by the Dragging Member or Drag-Along Member, as the case may be, and (y) the denominator of which is equal to the number of applicable Units held

by all of the Members. The proceeds of such transaction shall be distributed among the Members in accordance with Section 7.02.

(ii) If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (other than any approval required under Section 4.05(b)/including Section 4.05(b)), each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 12.03(c).

(c) Sale Notice. The Dragging Member shall exercise its rights pursuant to this Section 10.04 by delivering a written notice (the "**Drag-Along Notice**") to the Company and each Drag-Along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-Along Sale. The Drag-Along Notice shall refer to the Dragging Member's rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the Person to whom such Units are proposed to be sold;

(ii) The proposed date, time, and location of the closing of the sale;

(iii) The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-Along Sale, and the other material terms and conditions of the Drag-Along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) Conditions of Sale. The obligations of the Drag-Along Members in respect of a Drag-Along Sale under this Section 10.04 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-Along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made as specified in Section 10.04(b)) and the terms and conditions of such sale shall, except as otherwise provided in Section 10.04(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-Along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-Along Members; and

(iii) Each Drag-Along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities, and agreements as the Dragging Member makes or provides in connection with the Drag-Along Sale; *provided*, that (x) each Drag-Along Member shall only be obligated to make individual representations and warranties with respect to his, her, or its title to and ownership of the applicable Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against such Drag-Along Member, and other matters relating to such Drag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; (y) all representations, warranties, covenants, and indemnities shall be made by the Dragging Member and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-Along Member in connection with the Drag-Along Sale; and (z) a Drag-Along Member shall not be required to agree to a non-competition covenant.

(e) Cooperation. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 10.04(d)(iii).

(f) Expenses. The fees and expenses of the Dragging Member incurred in connection with a Drag-Along Sale and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-Along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

(g) Consummation of Sale. The Dragging Member shall have ninety (90) days following the date of the Drag-Along Notice in which to consummate the Drag-Along Sale, on the terms set forth in the Drag-Along Notice (which ninety (90) -day period may be extended for a reasonable time not to exceed an additional ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Member has not completed the Drag-Along Sale, the Dragging Member may not then exercise its rights under this Section 10.04 without again fully complying with the provisions of this Section 10.04.

Section 10.06 Tag-Along Rights.

(a) Participation. Subject to the terms and conditions specified in Section 10.01, Section 10.02, and Section 10.03, if a Member (the "**Selling Member**") proposes to Transfer any Units to any Person (a "**Proposed Transferee**"), each other Member (each, a "**Tag-Along Member**") shall be

permitted to participate in such sale (a "**Tag-Along Sale**") on the terms and conditions set forth in this Section 10.05.

(b) Application of Transfer Restrictions. The provisions of this Section 10.05 shall only apply to Transfers in which:

(i) No ROFR Rightsholder has exercised such ROFR Rightsholder's rights under Section 10.03 to purchase all of the Offered Units; and

(ii) The Dragging Member has not elected to exercise its drag-along right under Section 10.04.

(c) Sale Notice. Prior to the consummation of any Transfer of Units qualifying under Section 10.05(b), and after satisfying his, her, or its obligations pursuant to Section 10.03, the Selling Member shall deliver to the Company and each other Member a written notice (a "**Sale Notice**") of the proposed Tag-Along Sale as soon as practicable following the expiration of the ROFR Notice Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall refer to the Tag-Along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number and class of Units the Proposed Transferee has offered to purchase (the "**Participation Units**");

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time, and location of the closing of the Tag-Along Sale;

(iv) The purchase price per applicable Unit and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) Exercise of Tag-Along Right.

(i) The Selling Member and each Tag-Along Member timely electing to participate in the Tag-Along Sale pursuant to Section 10.05(d)(ii) shall have the right to Transfer in the Tag-Along Sale the number of Units equal to the product of (A) the aggregate number of Units that the Proposed Transferee proposes to buy as stated in the Sale Notice and (B) a fraction (x) the numerator of which is equal to the number of Units on a Fully Diluted Basis then held by the applicable Member and (y) the denominator of which is equal to the number of Units on a Fully Diluted Basis then held by the Selling Member and all of the Tag-Along Members timely electing to participate in the Tag-Along Sale pursuant to Section 10.05(d)(ii) (such amount the "**Tag-Along Portion**").

(ii) Each Tag-Along Member shall exercise such Tag-Along Member's right to participate in a Tag-Along Sale by delivering to the Selling Member a written notice (a "**Tag-Along Notice**") stating such Tag-Along Member's election to do so and specifying the number and class of Units (up to such Tag-Along Member's Tag-Along Portion) to be Transferred by such Tag-Along Member no later than ten (10) Business Days after receipt of the Sale Notice (the "**Tag-Along Period**").

(iii) The offer of each Tag-Along Member set forth in a Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-Along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 10.05.

(e) Waiver. Each Tag-Along Member who does not deliver a Tag-Along Notice in compliance with Section 10.05(d)(ii) shall be deemed to have waived all of such Tag-Along Member's rights to participate in the Tag-Along Sale with respect to the Units owned by such Tag-Along Member, and the Selling Member shall (subject to the rights of any participating Tag-Along Member) thereafter be free to sell to the Proposed Transferee the Units identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-Along Members.

(f) Conditions of Sale.

(i) Each Member participating in the Tag-Along Sale shall receive the same consideration per Common Unit and/or Preferred Unit, as the case may be, after deduction of such Member's proportionate share of the related expenses in accordance with Section 10.05(h); *provided, however*, that the aggregate proceeds from such Tag-Along Sale payable to all Members participating in the Tag-Along Sale shall be distributed and paid to such participating Members pursuant to Section 7.02 on the date of the Tag-Along Sale, assuming that the only Units outstanding are the Units participating in the Tag-Along Sale.

(ii) Each Tag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Member makes or provides in connection with the Tag-Along Sale; *provided*, that each Tag-Along Member shall only be obligated to make individual representations and warranties with respect to such Tag-Along Member's title to and ownership of such Tag-Along Member's Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against the Tag-Along Member, and other matters relating to such Tag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided, further*, that all representations, warranties, covenants, and indemnities shall be made by the Selling Member and each Tag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-Along Member in connection with the Tag-Along Sale.

(g) Cooperation. Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 10.05(f)(ii).

(h) Expenses. The fees and expenses of the Selling Member incurred in connection with a Tag-Along Sale and for the benefit of all Tag-Along Members (it being understood that costs incurred by or on behalf of a Selling Member for his, her, or its sole benefit will not be considered to be for the benefit of all Tag-Along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-Along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Tag-Along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale.

(i) Consummation of Sale. The Selling Member shall have sixty (60) days following the expiration of the Tag-Along Period in which to consummate the Tag-Along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-Along Notice (which such sixty (60)-day period may be extended for a reasonable time not to exceed an additional thirty (30) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling Member has not completed the Tag-Along Sale, the Selling Member may not then affect a Transfer that is subject to this Section 10.05 without again fully complying with the provisions of this Section 10.05.

ARTICLE ELEVEN
ACCOUNTING; TAX MATTERS

Section 11.01 Financial Statements. The Company shall make available to each Member the following reports:

(a) Annual Financial Statements. As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such Fiscal Year and consolidated statements of income, cash flows, and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year.

Section 11.02 Tax Matters Representative.

(a) Appointment. The Members hereby appoint Storm Kauffman as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). The Tax Matters Representative may be removed at any time by the Manager. If Storm Kauffman ceases to be the Tax Matters Representative for any reason, the Manager shall appoint a new Tax Matters Representative.

(b) **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. The Company and the Members shall be bound by the actions taken by the Tax Matters Representative.

(c) **US Federal Tax Proceedings.** In the event of an audit of the Company that is subject to the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**"), the Tax Matters Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the Revised Partnership Audit Rules (including any election under Code Section 6226). If an election under Code Section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b). To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226, the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), to the extent such modification would reduce any taxes payable by the Company. Each Member agrees to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Representative with respect to the conduct of examinations under the Revised Partnership Audit Rules; *provided,* that a Member shall not be required to file an amended federal income tax return, as described in Code Section 6225(c)(2)(A), or pay any tax due and provide information to the Internal Revenue Service as described in Code Section 6225(c)(2)(B).

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 7.04(d).

(e) **Survival.** The provisions of this Section 11.02 and the obligations of a Member or former Member pursuant to Section 11.02 shall survive the termination, dissolution, liquidation, and winding up of the Company and the withdrawal of such Member from the Company or Transfer of such Member's Units or Unit Equivalents.

Section 11.03 Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate.) shall endeavor to cause the preparation and timely filing (including extensions) of all tax

returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year.

Section 11.04 Company Funds. All funds of the Company shall be deposited in its name in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE TWELVE
DISSOLUTION AND LIQUIDATION

Section 12.01 Events of Dissolution. The Company shall be dissolved, and its affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Manager to dissolve the Company, subject to Section 4.05(b)(x);

(b) An election to dissolve the Company made by holders of (i) for so long as any Preferred Unreturned Capital Value is greater than zero, seventy-five (75) % of the Preferred Units and (ii) seventy-five (75)% of the Common Units;

(c) The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company; or

(d) The entry of a decree of judicial dissolution under § 605-0705 of the RLLCA.

Section 12.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 12.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in Section 12.03, and the Articles of Incorporation shall have been canceled as provided in Section 12.04.

Section 12.03 Liquidation. If the Company is dissolved pursuant to Section 12.01, the Company shall be liquidated, and its business and affairs wound up in accordance with the RLLCA and the following provisions:

(a) Liquidator. The Manager, or, if the Manager is unable to do so, a Person selected by holders of (i) a majority of the Preferred Units and (ii) more than seventy-five (75) % of the Common Units, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Liquidator in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company;

(iii) *Third*, to Members holding Preferred Units until the distribution equals payments for the Preferred Units, and if the applicable proceeds are insufficient to permit full payments equal to the payments by each Member holding Preferred Units, then pro rata to the Members holding Preferred Units in proportion to the full payments that would otherwise be due; and

(iv) *Fourth*, to Members holding Common Units. .

(d) **Discretion of Liquidator.** Notwithstanding Section 7.05 or the provisions of Section 12.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 12.03(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator, acting in good faith, deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such

Distribution, any property to be Distributed shall be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 12.04 Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in Section 12.03(c) hereof, the Company shall be terminated, and the Liquidator shall cause the cancellation of the Articles of Incorporation in the State of Florida and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Florida and shall take such other actions as may be necessary to terminate the Company.

Section 12.05 Survival of Rights, Duties, and Obligations. Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party, or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 13.03.

Section 12.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against any Manager, the Liquidator, or any other Member.

ARTICLE THIRTEEN
EXCULPATION AND INDEMNIFICATION

Section 13.01 Exculpation of Covered Persons.

(a) Covered Persons. As used herein, the term "**Covered Person**" shall mean each (i) Member; (ii) officer, director, shareholder, partner, member, Affiliate, employee, agent, or representative of a Member; and (iii) each Manager, Officer, employee, agent, or representative of the Company.

(b) Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, whether or not such Person continues to be a Covered Person at the time such loss, damage, or claim is incurred or imposed, so long as such action or omission does not constitute fraud, gross negligence, or willful misconduct, or a material breach by such Covered Person of any of such Covered Person's agreements contained herein or in any other agreements with the Company.

(c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company or any Company Subsidiary and upon such information, opinions,

reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Net Losses of the Company or any Company Subsidiary, or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more Officers or employees of the Company or any Company Subsidiary; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company or any Company Subsidiary; or (iv) any other Person selected in good faith by or on behalf of the Company or any Company Subsidiary, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 605.04093 of the RLLCA.

Section 13.02 Liabilities and Duties of Covered Persons.

(a) Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including his, her, or its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 13.03 Indemnification.

(a) To the fullest extent permitted by the RLLCA, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the RLLCA permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts

expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Covered Person is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person, including any Company Subsidiary;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his, her, or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, or willful misconduct, or a material breach by such Covered Person of any of such Covered Person's agreements contained herein or in any other agreements with the Company, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, or willful misconduct, or a material breach by such Covered Person of any of such Covered Person's agreements contained herein or in any other agreements with the Company.

(b) Advancement. To the fullest extent permitted by Applicable Law, expenses (including reasonable legal fees and expenses) incurred by a Covered Person in connection with investigating, preparing to defend, or defending any claim relating to any Losses for which such Covered Person may be entitled to be indemnified pursuant to Section 13.03(a) shall, from time to time, be advanced by the Company prior to a final, non-appealable determination of a court of competent jurisdiction that, in respect of such matter, such Covered Person is not entitled to indemnification for such Losses; *provided, however,* that the Covered Person shall have provided to the Company (i) written affirmation of such Covered Person's good faith belief that he, she, or it has met the standard of conduct necessary for indemnification for such Losses under Section 13.03(a); and (ii) an undertaking to repay all such advanced amounts if it shall ultimately be determined that the Covered Person is not entitled to such indemnification.

(c) Entitlement to Indemnity. The indemnification provided by this Section 13.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 13.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under

this Section 13.03 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(d) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; *provided,* that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company or any Company Subsidiary for any amounts previously paid to such Covered Person by the Company or any Company Subsidiary in respect of such Losses.

(e) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 13.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f) **Savings Clause.** If this Section 13.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 13.03 to the fullest extent permitted by any applicable portion of this Section 13.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(g) **Amendment.** The provisions of this Section 13.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 13.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section 13.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 13.04 Survival. The provisions of this ARTICLE 14 shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE FOURTEEN

MISCELLANEOUS

Section 14.01 Confidentiality. Each Member shall, and shall cause each of his, her, or its Affiliates to, maintain, at all times (including after any time that such Member ceases to be a Member), the confidentiality of all information furnished to him, her, or it pertaining to the Company or the Company Subsidiaries ("**Confidential Information**"), other than information that such Member can demonstrate (a) is or becomes generally available to the public other than as a result of a disclosure by such Member or his, her, or its Affiliates; (b) becomes available to such Member or any of his, her, or its Representatives on a non-confidential basis from a third party who is not known by such Member to be prohibited by any obligation of confidentiality owed to the Company or any Company Subsidiary from transmitting the information to such Member; or (c) was already in the possession of such Member prior to his, her, or its becoming a Member; *provided, however,* that the prohibitions set forth in this Section 14.01 shall not prohibit disclosure of Confidential Information (i) to Representatives of such Member who, in the reasonable judgment of such Member, have a need to know such information (ii) to any investor in the equity or assets of such Member or its Affiliates as part of disclosures to such investor in the ordinary course of such Member's or its Affiliate's business; (iii) to any bona fide prospective Transferee of such Member; (iv) to the extent necessary in the course of performing such Member's obligations or enforcing any remedy under this Agreement; or (v) as is required to be disclosed by a court of competent jurisdiction, administrative body, or governmental body or by subpoena, summons, or legal process, or by Applicable Law; *provided* that, to the extent permitted by Applicable Law, the Member required to make such disclosure shall provide to the Manager prompt notice of such disclosure.

Section 14.02 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 14.03 Further Assurances. Each Member shall execute all such certificates and other documents and do all such filing, recording, publishing, and other acts as the Manager deems necessary or appropriate to comply with the requirements of the RLLCA or Applicable Law relating to the formation and operation of the Company and the acquisition, operation, or holding of its property.

Section 14.04 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.04):

If to the Company:

Freakin Fitness, LLC
200 S.W. 172nd Ave
Pembroke Pines, FL 33029
E-mail: info@freakinfitness.com
Attention: Storm Kaufman, CEO

with a copy to:

Michael R. Kaufman PA
4001 SW 132nd Ave.
Miramar, FL 33027
E-mail: mkaufman@michaelkaufmanlaw.com
Attention: Michael R. Kaufman, Esq.

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule.

Section 14.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 14.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 13.03(f), upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 14.07 Entire Agreement. This Agreement, together with the Articles of Incorporation, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 14.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 14.09 No Third-Party Beneficiaries. Except as provided in ARTICLE XIII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and

permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 14.10 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the Common Units and a majority of the Preferred Units. Any such written amendment or modification will be binding upon the Company and each Member; *provided*, that (i) an amendment or modification modifying the rights or obligations of a class or series of Units in a manner that is disproportionately adverse to such class or series relative to the rights of another class or series of Units, shall be effective only with the consent of the Members holding a majority of the Units in that disproportionately affected class or series, as applicable and (ii) any amendment or modification of this Section 14.10 shall require the approval of all Members. Notwithstanding the foregoing, the Manager may, without the consent of or execution by the Members, amend or modify (A) this Agreement in accordance with the provisions of Section 3.04 and (B) the Members Schedule, in either case to reflect any new authorization, issuance, redemption, repurchase, or Transfer of Units or Unit Equivalents in accordance with this Agreement.

Section 14.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 14.11 shall diminish any of the explicit and implicit waivers described in this Agreement, including in Section 4.06(f), Section 9.01(c), Section 10.03(c)(ii), Section 10.05(e), and Section 14.14 hereof.

Section 14.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Florida.

Section 14.13 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the Southern District of Florida or in the Circuit Court of the State of Florida for the Seventeenth Circuit, so long as one of such courts shall have subject matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Florida. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest

extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 14.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 14.14 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 14.15 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 14.16 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which he, she, or it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses, and court costs.

Section 14.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 13.02 to the contrary.

Section 14.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 14.19 Spousal Consent. Each Member who has a Spouse on the date of this Agreement shall cause such Member's Spouse to execute and deliver to the Company a spousal consent in the form of Exhibit B hereto (a "**Spousal Consent**"), pursuant to which such Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Member should marry or engage in a Marital Relationship following the date of this Agreement, such Member shall cause his or her Spouse to execute and deliver to the Company a Spousal Consent within ten (10) days thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

FREAKIN FITNESS, LLC

By:____________________
Name: Jeremiah Storm Kaufman
Title:

The Members:

By:____________________
Name: Jeremiah Storm Kaufman
Title: CEO

By:____________________
Name: Logan Reed Kaufman
Title: VP

By:____________________
Name: Shane Daniel Kaufman

Title: VP of Events

By:____________________
Name: Maryln Kaufman

By:____________________
Name: Steve Hernandez

EXHIBIT A

JOINDER TO OPERATING AGREEMENT OF

FREAKIN FITNESS LLC

Dated: *[date of execution]*

This Joinder to Operating Agreement of Freakin Fitness, LLC (this "Joinder") is executed as of the above date by *[name of new member]* ("New Member").

New Member is the transferee of *[number of units]* Units of Freakin Fitness , LLC (the "Company"), and

The Members of the Company have unanimously approved New Member as a Member of the Company, and

Section 4.01 of the Company's Operating Agreement dated May ___, 2022 (the "Operating Agreement") requires any transferee of Units to execute the Operating Agreement as a condition to becoming a Member (as defined in the Operating Agreement).

THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, New Member hereby adopts and agrees to be bound by the Operating Agreement, and its signature below shall constitute its signature to the Operating Agreement as required by Section 4.01 thereof. This Joinder shall be attached to and become a part of the Operating Agreement.

IN WITNESS WHEREOF, the Joinder is executed as of the date first written above.

____

[Name of new member]

EXHIBIT B

FORM OF SPOUSAL CONSENT

I have read and I understand the Operating Agreement dated May ____, 2022 (the "Operating Agreement") to which this Consent is attached. I am aware that, among other things, by the provisions of the Agreement my spouse agrees to (i) sell his or her interest in the Company, including my community interest in it, if any, on the occurrence of certain events, and (ii) purchase my community interest, if any, upon the occurrence of certain events.

I hereby consent to the provisions of the Agreement. I agree that any interest in the Company I or my spouse owns or may acquire, and any interest I may hold or acquire in such interest, are subject to the provisions of the Agreement, and that I will take no action at any time to hinder any operation of the Agreement on the interest in them I may have or acquire.

Dated: *[date of spousal consent]*

____

[Name of spouse]

SCHEDULE A

MEMBERS SCHEDULE

Common Members

Member Name and Address	Common Units	Capital Contributions (Common Units)
Logan Reed Kaufman 1910 Seagrape Ave. Pembroke Pines, FL 33026	36,800	$
Shane Daniel Kaufman 901 Lakewood Ct. Weston, FL 33326	2,400	$
Jeremiah Storm Kaufman 510 SW 168th Terrace Weston, FL 33326	40,800	$
Total:	80,000	

Preferred Members

Member Name and Address	Preferred Units	Capital Contributions (Preferred Units)
Maryln Kaufman 4001 SW 132nd Ave. Miramar, FL 33027	1,500	$112,500
Steve Hernandez 15301 NW 7th Ave. Miami, FL 33169	667	$50,000
		$
Total:	2,167	

EXHIBIT A

JOINDER TO OPERATING AGREEMENT OF

FREAKIN FITNESS LLC

Dated: 6 / 03 / 2022

This Joinder to Operating Agreement of Freakin Fitness, LLC (this "Joinder") is executed as of the above date by *Steve Hernandez* ("New Member").

New Member is the transferee of *667* Preferred Units of Freakin Fitness , LLC (the "Company"), and

The Members of the Company have unanimously approved New Member as a Member of the Company, and

Section 4.01 of the Company's Operating Agreement dated June 03 2022 (the "Operating Agreement") requires any transferee of Units to execute the Operating Agreement as a condition to becoming a Member (as defined in the Operating Agreement).

THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, New Member hereby adopts and agrees to be bound by the Operating Agreement, and its signature below shall constitute its signature to the Operating Agreement as required by Section 4.01 thereof. This Joinder shall be attached to and become a part of the Operating Agreement.

IN WITNESS WHEREOF, the Joinder is executed as of the date first written above.

[signature]

Steve Hernandez